January 12, 2006

United States

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Attention: Jeffrey Gordon, Staff Accountant

Re:	Matrix Service Company

Correspondence related to Form 8-K Item 4.01

Filed on January 5, 2006

File No. 1-15461

Ladies and Gentlemen:

The purpose of this letter is to respond to your comments regarding the filing of an Item 4.01 Form 8-K by Matrix Service Company (the “Company” or “we”, “us” or “our”) as set forth in your letter of January 5, 2006. Our response to each of your comments is preceded by your comment and is numbered to correspond to the numbers used in your letter.

1.	Please provide us with a schedule of your fiscal year and fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us why none of the adjustments relate to prior period. Explain to us in detail why you believe the timing of each adjustment is appropriate.

At the end of each fiscal quarter, the Company performs a “soft” close of its accounting system. Subsequent to the soft close, the Company performs a significant amount of analysis prior to completing the close. This analysis includes review of general ledger account balances, review of account activity, review of projects and completion of certain accounting estimates. During this process, adjusting accounting entries are identified. An adjusting financial statement spreadsheet is utilized to accumulate all adjusting entries until the process is completed. Once the process is complete and adjustments are finalized, entries are recorded in the system and the “hard” close is completed.

10701 E Ute Street • Tulsa, Oklahoma 74116-1517 • (918) 838-8822

Fax (918) 838-8810 • www.matrixservice.com

We have attached the May 31, 2005 adjusting financial statement schedule as Exhibit A to this letter. This schedule is the adjusting financial statement schedule utilized by the Company to accumulate all adjusting entries for the fiscal 2005 Form 10-K. The exhibit includes the following information:

•	Columns labeled A – Account balances per the soft close

•	Columns labeled B – Adjusting financial statement entries identified after the soft close

•	Columns labeled C – Account balances per the first interim close. An interim close is a point in time between the soft close and hard close when account balances are updated for adjusting entries. This is normally done to prepare a draft of a Form 10-K or Form 10-Q that includes the latest available information.

•	Columns labeled D – Adjusting financial statement entries identified subsequent to the first interim close

•	Columns labeled E – Account balances per the second interim close

•	Columns labeled F – Adjusting financial statement entries identified subsequent to the second interim close

•	Columns labeled G – Account balances per the hard close

•	Columns labeled H – Income statement balances for the nine-months ended February 28, 2005 and Income statement balances for the fourth quarter of fiscal 2005

Explanations of each adjusting entry are included in Exhibit B to this letter. The adjusting entries increased Pre-tax net loss $4,042,915, of which $34,703 related to periods prior to the fourth quarter of fiscal 2005. The Company does not believe the out of period adjustment is significant as it represents only 0.5% of the Pre-tax net loss for the fourth quarter of fiscal 2005 and 0.1% of the Pre-tax net loss for the third quarter of fiscal 2005.

2.	Provide us with any letter or written communication to and from the former accountants regarding any reportable events to management or the Audit Committee.

2

The relevant portions of the following written communication to and from Ernst & Young regarding reportable events are provided as exhibits to this letter. Aside from the documents listed below, there were no written communications regarding reportable events between the Company and Ernst & Young, other than email transmissions of drafts of those documents:

•	Exhibit C – Pages 2, 7, 8 and 9 of a presentation by Management to the Audit Committee, with Ernst & Young attending, on August 12, 2005 regarding Sarbanes-Oxley Section 404 Communication of Findings.

•	Exhibit D – The cover page and pages 10 and 15 of Ernst & Young’s Annual Audit Results and Communications Report to the Audit Committee dated August 12, 2005.

•	Exhibit E – Ernst & Young letter to the Audit Committee containing required communications with respect to material weaknesses and significant deficiencies.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration of our response and would be pleased to discuss our responses with you at your convenience. Please feel free to call me at (800) 866-8822 at any time.

Very truly yours,

George L. Austin
Vice President – Finance Chief Financial Officer

cc:	Robert Morgan, Deloitte & Touche LLP

Mark Berman, Conner & Winters, LLP

Cathy Gates, Ernst & Young LLP

3

Exhibit A

Financial Statements

For Period End May 31, 2005

	A	B
Plug #'s / Update
Non Entry Adjustment
JE's to enter to Penta		1	2	1	2	3	4A	5A	6	7A	8	9	10	11	12A	15A	16	17
JOURNAL ENTRY WRITTEN - "X"						X											X	X
	Balances Per Conso- lidation	Int- erest Ad- just	In- centive Ad- just	Belco Job (Fab / Const Srv)	Connor & Winters	Legal - accr inv (Lord Biss Brk)	Con- tract Dis- putes	Carr & Duff	Big West Dble Pmt	Escalating Fee (facility term)	Bad Debt Reserve	In- centive Ad- justment	PTO Accrual	Inven tory- (EBU)	Re- structure Reserve	Winery Job (259)	Debt - Recl LT to Curr	Tax AJE
INCOME STATEMENT
Revenues	438,937,746			(50,228)												(300,000)
Cost Of Sales	400,526,323
Construction Overhead	6,293,793		245,150			34,703						40,277		155,908	2,519

Gross Profit	32,117,630	0	(245,150)	(50,228)	0	(34,703)	0	0	0	0	0	(40,277)	0	(155,908)	(2,519)	(300,000)	0	0
SG&A	41,200,006		163,434		(55,192)		(125,930)				104,581	26,852	86,303		(344,617)
Amortization	27,400
Impairment & Abandonment	25,449,640														1,170,207

Restructuring
Operating Profit/(Loss)	(34,559,416)	0	(408,584)	(50,228)	55,192	(34,703)	125,930	0	0	0	(104,581)	(67,129)	(86,303)	(155,908)	(828,109)	(300,000)	0	0
Interest Income	2,239,580	(2,237,116)
Interest (Expense)	(7,807,227)	2,237,116						7,097		(122,530)
Gain/(Loss) On Asset Sales	103,843										,				(829,352)
Other Income/(Expense)	16,584
Incentives	(408,584)		408,584

Income/(Loss) Before Taxes	(40,415,220)	0	0	(50,228)	55,192	(34,703)	125,930	7,097	0	(122,530)	(104,581)	(67,129)	(86,303)	(155,908)	(1,657,461)	(300,000)	0	0
Income Taxes/(Benefit)	(3,948,197)	0	0	(20,342)	22,353	(14,055)	51,002	2,874	0	(49,625)	(42,355)	(27,187)	(34,953)	(63,143)	(671,272)	(121,500)	0	62,666
Equity In Earnings Of Subs	0

Net Income/(Loss)	(36,467,023)	0	0	(29,886)	32,839	(20,648)	74,928	4,223	0	(72,905)	(62,226)	(39,942)	(51,350)	(92,765)	(986,189)	(178,500)	0	(62,666)

Basic Earnings/(Loss) Per Share	(2.10)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	(0.01)	(0.06)	(0.01)	0.00	0.00
Diluted Earnings/(Loss) Per Share	(2.10)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	(0.01)	(0.06)	(0.01)	0.00	0.00
Weighted Average Common
Basic	17,327,484
Diluted	17,695,044
Depreciation & Amortization	6,726,200
EBITDA	(28,121,373)

	A	B
Plug #'s / Update
Non Entry Adjustment
JE's to enter to Penta		1	2	1	2	3	4A	5A	6	7A	8	9	10	11	12A	15A	16	17
JOURNAL ENTRY WRITTEN - "X"						X											X	X
	Balances Per Conso- lidation	Int- erest Ad- just	In- centive Ad- just	Belco Job (Fab / Const Srv)	Connor & Winters	Legal - accr inv (Lord Biss Brk)	Con- tract Dis- putes	Carr & Duff	Big West Dble Pmt	Escalating Fee (facility term)	Bad Debt Reserve	In- centive Ad- justment	PTO Accrual	Inven tory- (EBU)	Re- structure Reserve	Winery Job (259)	Debt - Recl LT to Curr	Tax AJE
BALANCE SHEET STATEMENT
Cash	1,626,450
Trade Receivables	71,502,302			(240,248)			12,039
Other Receivables	401,872						(93,385)		199,411
Bad Debt Reserve	(173,972)										(104,581)
Contract Dispute Receivables	20,767,825						207,276
Costs In Excess	20,454,138
Inventory	4,895,293													(155,908)
Income Taxes Receivable	1,833,601	0	0	20,342	(22,353)	14,055	(51,002)	(2,874)	0	49,625	42,355	27,187	34,953	63,143	671,272	121,500	0	2,383,165
Deferred Income Taxes	314,851																	1,690,776
Assets Held For Disposal	0
Prepaids	8,821,343							77,500		877,470

Total Current Assets	130,443,703	0	0	(219,906)	(22,353)	14,055	74,928	74,626	199,411	927,095	(62,226)	27,187	34,953	(92,765)	671,272	121,500	0	4,073,941
Intercompany	0
Investment in Joint Venture	0
Investment In Subsidiaries	0
Total PP&E	74,935,177
Accumulated Depreciation	(36,295,109)

Net PP&E	38,640,068	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Goodwill	24,834,120
Non-Compete	55,000
Other Assets	1,187,297

Total Assets	195,160,188	0	0	(219,906)	(22,353)	14,055	74,928	74,626	199,411	927,095	(62,226)	27,187	34,953	(92,765)	671,272	121,500	0	4,073,941

	A	B
Plug #'s / Update
Non Entry Adjustment
JE's to enter to Penta		1	2	1	2	3	4A	5A	6	7A	8	9	10	11	12A	15A	16	17
JOURNAL ENTRY WRITTEN - "X"						X											X	X
	Balances Per Conso- lidation	Int- erest Ad- just	In- centive Ad- just	Belco Job (Fab / Const Srv)	Connor & Winters	Legal - accr inv (Lord Biss Brk)	Con- tract Dis- putes	Carr & Duff	Big West Dble Pmt	Escalating Fee (facility term)	Bad Debt Reserve	In- centive Ad- justment	PTO Accrual	Inven tory- (EBU)	Re- structure Reserve	Winery Job (259)	Debt - Recl LT to Curr	Tax AJE
Accounts Payable	36,442,566				(55,192)	34,703			199,411	1,000,000			86,303		1,657,461
Earnout Payable	0
Billings In Excess	11,692,002			(190,020)												300,000
Income Taxes Payable	(4,968,485)																	4,968,485
Current Debt	4,729,290																38,036,105
Current Acquisition Payable	1,786,566							21,296
Current Capital Lease Obl	112,854
Accrued Insurance	5,038,215
Environmental Reserve	74,983
Other Current Liabilities	12,402,175											67,129

Total Current Liabilities	67,310,166	0	0	(190,020)	(55,192)	34,703	0	21,296	199,411	1,000,000	0	67,129	86,303	0	1,657,461	300,000	38,036,105	4,968,485
Acquisition Payable	4,119,726							49,107
Total Long-Term Debt	38,036,104																(38,036,105)
Long-Term Note Payable	30,000,000
Long-Term Capital Lease Obl	231,336
Deferred Taxes	5,129,420																	(846,480)
Preferred Stock	0
Common Stock	192,853
Treasury Stock	(5,201,110)
Capital In Excess	56,307,187																	14,602
Retained Earnings	(944,296)	0	0	(29,886)	32,839	(20,648)	74,928	4,223	0	(72,905)	(62,226)	(39,942)	(51,350)	(92,765)	(986,189)	(178,500)	0	(62,666)
Derivative Activity	(65,564)
Translation Adjustment	44,366

Total Equity	50,333,436	0	0	(29,886)	32,839	(20,648)	74,928	4,223	0	(72,905)	(62,226)	(39,942)	(51,350)	(92,765)	(986,189)	(178,500)	0	(48,064)

Total Liabilities & Equity	195,160,188	0	0	(219,906)	(22,353)	14,055	74,928	74,626	199,411	927,095	(62,226)	27,187	34,953	(92,765)	671,272	121,500	0	4,073,941

Difference	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

	C						D
Plug #'s / Update
Non Entry Adjustment							1	2	3	4	5	6	7	8	9	10
JE's to enter to Penta							4B	5B	7B	12B	15B	18	19	20	21	22
JOURNAL ENTRY WRITTEN - "X"										E	W	C	E	C	C	C
	New Adjusted Balances	Rounded 12 Mo’s		Reported 9 Mo’s	Calc 4Q - 3 Mo’s		Recl part AJE #4 AJE	Carr & Duff - move from PP to MiscAR	Recl AJE #7 to Other AP	Recl Bristol & Barnhart to Net Gain	Winery Job (259)	Asset Held for Sale (Impair)	2nd Half Restructure	Reduce Ins Reserve	CEO Bonus Accrual	Tax AJE - 2 JE’s
INCOME STATEMENT
Revenues	438,587,518	438,588		309,908	128,680						(306,745)
Cost Of Sales	400,526,323	400,526		286,352	114,174
Construction Overhead	6,772,350	6,772	407,299	0	6,772	120,946								(294,163)

Gross Profit	31,288,845	31,289		23,556	7,733		0	0	0	0	(306,745)	0	0	294,163	0	0
SG&A	41,055,437	41,055		32,928	8,127								(1,207,498)
Amortization	27,400	27	41,083	21	6	8,133
Impairment & Abandonment	26,619,847	26,620		25,150	1,470					401,344		361,308	1,607,498		125,000

Restructuring	0	0			0
Operating Profit/(Loss)	(36,413,839)	(36,414)		(34,543)	(1,871)		0	0	0	(401,344)	(306,745)	(361,308)	(400,000)	294,163	(125,000)	0
Interest Income	2,464	2		1	1
Interest (Expense)	(5,685,544)	(5,686)		(3,634)	(2,052)
Gain/(Loss) On Asset Sales	(725,509)	(726)		98	(824)					401,344
Other Income/(Expense)	16,584	17	(708)		17	(807)
Incentives	0	0		0	0

Income/(Loss) Before Taxes	(42,805,844)	(42,806)		(38,078)	(4,728)		0	0	0	0	(306,745)	(361,308)	(400,000)	294,163	(125,000)	0
Income Taxes/(Benefit)	(4,853,734)	(4,854)		(3,010)	(1,844)		0	0	0	0	(124,232)	(146,330)	(162,000)	119,136	(48,750)	(124,849)
Equity In Earnings Of Subs	0	0		0	0

Net Income/(Loss)	(37,952,110)	(37,952)		(35,068)	(2,884)		0	0	0	0	(182,513)	(214,978)	(238,000)	175,027	(76,250)	124,849

Basic Earnings/(Loss) Per Share	(2.19)	(2.19)		(2.03)	(0.17)		0.00	0.00	0.00	0.00	(0.01)	(0.01)	(0.01)	0.01	0.00	0.01
Diluted Earnings/(Loss) Per Share	(2.19)	(2.19)		(2.03)	(0.17)		0.00	0.00	0.00	0.00	(0.01)	(0.01)	(0.01)	0.01	0.00	0.01
		On losses - basic are max shares			Share for 10K don't have to tie in total due to chgs in shares & rounding (as noted in 10K)
Weighted Average Common
Basic		17,327,484		17,309,133	17,381,939
Diluted		17,327,484		17,309,133	17,381,939
Depreciation & Amortization	6,726,200	6,726		5,150	1,576
EBITDA	(30,396,564)	(30,397)		(29,274)	(1,123)
	0	0		(29,274)
				0

	C					D
Plug #'s / Update
Non Entry Adjustment						1	2	3	4	5	6	7	8	9	10
JE's to enter to Penta						4B	5B	7B	12B	15B	18	19	20	21	22
JOURNAL ENTRY WRITTEN - "X"									E	W	C	E	C	C	C
	New Adjusted Balances	Rounded 12 Mo’s		Reported 9 Mo’s	Calc 4Q - 3 Mo’s	Recl part AJE #4 AJE	Carr & Duff - move from PP to MiscAR	Recl AJE #7 to Other AP	Recl Bristol & Barnhart to Net Gain	Winery Job (259)	Asset Held for Sale (Impair)	2nd Half Restructure	Reduce Ins Reserve	CEO Bonus Accrual	Tax AJE - 2 JE’s
BALANCE SHEET STATEMENT
Cash	1,626,450	1,627	added 1 for rounding so total rounds
Trade Receivables	71,274,093	71,274				(12,039)	0
Other Receivables	507,898	508					77,500
Bad Debt Reserve	(278,553)	(279)	71,504	added 1 for rounding so total rounds
Contract Dispute Receivables	20,975,101	20,975
Costs In Excess	20,454,138	20,454
Inventory	4,739,385	4,739
Income Taxes Receivable	5,184,969	5,185				0	0	0	0	124,232	146,330	162,000	(119,136)		(2,671,736)
Deferred Income Taxes	2,005,627	2,006												48,750	2,655,675
Assets Held For Disposal	0	0									2,234,842
Prepaids	9,776,313	9,776					(77,500)						294,163

Total Current Assets	136,265,421	136,266				(12,039)	0	0	0	124,232	2,381,172	162,000	175,027	48,750	(16,061)
Intercompany	0	0
Investment in Joint Venture	0	0
Investment In Subsidiaries	0	0
Total PP&E	74,935,177	74,935									(2,067,899)
Accumulated Depreciation	(36,295,109)	(36,295)									504,058
Net PP&E	38,640,068	38,640				0	0	0	0	0	(1,563,841)	0	0	0	0
Goodwill	24,834,120	24,834
Non-Compete	55,000	55
Other Assets	1,187,297	1,187	1,242								(1,032,309)

Total Assets	200,981,906	200,982				(12,039)	0	0	0	124,232	(214,978)	162,000	175,027	48,750	(16,061)

	C					D
Plug #'s / Update
Non Entry Adjustment						1	2	3	4	5	6	7	8	9	10
JE's to enter to Penta						4B	5B	7B	12B	15B	18	19	20	21	22
JOURNAL ENTRY WRITTEN - "X"									E	W	C	E	C	C	C
	New Adjusted Balances	Rounded 12 Mo’s		Reported 9 Mo’s	Calc 4Q - 3 Mo’s	Recl part AJE #4 AJE	Carr & Duff - move from PP to MiscAR	Recl AJE #7 to Other AP	Recl Bristol & Barnhart to Net Gain	Winery Job (259)	Asset Held for Sale (Impair)	2nd Half Restructure	Reduce Ins Reserve	CEO Bonus Accrual	Tax AJE - 2 JE’s
Accounts Payable	39,365,252	39,366	added 1 for rounding so subtotal rounds			(12,039)	0	(1,000,000)				400,000		125,000
Earnout Payable	0	0
Billings In Excess	11,801,982	11,802								306,745
Income Taxes Payable	0	0
Current Debt	42,765,395	42,765
Current Acquisition Payable	1,807,862	1,808
Current Capital Lease Obl	112,854	113
Accrued Insurance	5,038,215	5,038
Environmental Reserve	74,983	75
Other Current Liabilities	12,469,304	12,469	12,544					1,000,000	0

Total Current Liabilities	113,435,847	113,436				(12,039)	0	0	0	306,745	0	400,000	0	125,000	0
Acquisition Payable	4,168,833	4,169
Total Long-Term Debt	(1)	0
Long-Term Note Payable	30,000,000	30,000
Long-Term Capital Lease Obl	231,336	231
Deferred Taxes	4,282,940	4,283													(140,910)
Preferred Stock	0	0
Common Stock	192,853	193
Treasury Stock	(5,201,110)	(5,201)
Capital In Excess	56,321,789	56,322
Retained Earnings	(2,429,383)	(2,429)				0	0	0	0	(182,513)	(214,978)	(238,000)	175,027	(76,250)	124,849
Derivative Activity	(65,564)	(66)
Translation Adjustment	44,366	44	(22)	added 1 for rounding so total rounds

Total Equity	48,862,951	48,863				0	0	0	0	(182,513)	(214,978)	(238,000)	175,027	(76,250)	124,849

Total Liabilities & Equity	200,981,906	200,982				(12,039)	0	0	0	124,232	(214,978)	162,000	175,027	48,750	(16,061)

Difference	0	0				0	0	0	0	0	0	0	0	0	0

	E						F
Plug #'s / Update
Non Entry Adjustment							1	2	3	4	5	6	7	8	9	10
JE’s to enter to Penta							23	24	25	26	27	28	29	30	31	32
JOURNAL ENTRY WRITTEN - “X”
	New Ad- justed Bal- ances	Rou- nded 12 Mo's		Re- ported 9 Mo's	Calc 4Q - 3 Mo's		2nd Half In- centive Ad- just ment	Re- class Other G/L to Im- pair ment	Re- class Re- structure	Re- class Br- istol As- set Gain	2nd Half Bad Debt Re- serve	Re- struct to Accr Liab	App- raisal	In- terest (addit $1M)	Un- re- corded Lia- bilities	Th- ack Ray AP Disc
INCOME STATEMENT
Revenues	438,280,773	438,281		309,908	128,373										1,060,082
Cost Of Sales	400,526,323	400,526		286,352	114,174										1,060,082	(135,000)
Construction Overhead	6,478,187	6,478	407,005	0	6,478	120,652	189,523

Gross Profit	31,276,263	31,276		23,556	7,720		(189,523)	0	0	0	0	0	0	0	0	135,000
SG&A	39,847,939	39,848		32,928	6,920		126,348				182,005		106,477
Amortization	27,400	27	39,875	21	6	6,926
Impairment & Abandonment	29,114,997	29,115		25,150	3,965			679,852	(3,654,000)	26,664
Restructuring		0			0				3,654,000

Operating Profit/(Loss)	(37,714,073)	(37,714)		(34,543)	(3,171)		(315,871)	(679,852)	0	(26,664)	(182,005)	0	(106,477)	0	0	135,000
Interest Income	2,464	2		1	1
Interest (Expense)	(5,685,544)	(5,686)		(3,634)	(2,052)									(36,472)
Gain/(Loss) On Asset Sales	(324,165)	(324)		98	(422)			679,852		26,664
Other Income/(Expense)	16,584	17	(307)		17	(405)
Incentives	0	0		0	0

Income/(Loss) Before Taxes	(43,704,734)	(43,705)		(38,078)	(5,627)		(315,871)	0	0	0	(182,005)	0	(106,477)	(36,472)	0	135,000
Income Taxes/(Benefit)	(5,340,759)	(5,341)		(3,010)	(2,331)		0	0	0	0	0	0	0	0	0	0
Equity In Earnings Of Subs	0	0		0	0

Net Income/(Loss)	(38,363,975)	(38,364)		(35,068)	(3,296)		(315,871)	0	0	0	(182,005)	0	(106,477)	(36,472)	0	135,000

Basic Earnings/(Loss) Per Share	(2.21)	(2.21)		(2.03)	(0.19)		(0.02)	0.00	0.00	0.00	(0.01)	0.00	(0.01)	0.00	0.00	0.01
Diluted Earnings/(Loss) Per Share	(2.21)	(2.21)		(2.03)	(0.19)		(0.02)	0.00	0.00	0.00	(0.01)	0.00	(0.01)	0.00	0.00	0.01

	On losses - basic are max shares				Share for 10K don't have to tie in total due to chgs in shares & rounding (as noted in 10K)
Weighted Average Common
Basic		17,327,484		17,309,133	17,381,939
Diluted		17,327,484		17,309,133	17,381,939
Depreciation & Amortization	6,726,200	6,726		5,150	1,576
EBITDA	(31,295,454)	(31,295)		(29,274)	(2,021)
	0	0		(29,274)
				0

	E					F
Plug #'s / Update
Non Entry Adjustment						1	2	3	4	5	6	7	8	9	10
JE’s to enter to Penta						23	24	25	26	27	28	29	30	31	32
JOURNAL ENTRY WRITTEN - “X”
	New Ad- justed Bal- ances	Rou- nded 12 Mo's		Re- ported 9 Mo's	Calc 4Q - 3 Mo's	2nd Half In- centive Ad- just ment	Re- class Other G/L to Im- pair ment	Re- class Re- structure	Re- class Br- istol As- set Gain	2nd Half Bad Debt Re- serve	Re- struct to Accr Liab	App- raisal	In- terest (addit $1M)	Un- re- corded Lia- bilities	Th- ack Ray AP Disc
BALANCE SHEET STATEMENT
Cash	1,626,450	1,627	added 1 for rounding so total rounds
Trade Receivables	71,262,054	71,262
Other Receivables	585,398	585
Bad Debt Reserve	(278,553)	(279)	71,569							(182,005)
Contract Dispute Receivables	20,975,101	20,975
Costs In Excess	20,454,138	20,454												1,060,082
Inventory	4,739,385	4,739
Income Taxes Receivable	2,826,659	2,827				0	0	0	0	0	0	0	0	0	0
Deferred Income Taxes	4,710,052	4,710
Assets Held For Disposal	2,234,842	2,235
Prepaids	9,992,976	9,993										(106,477)

Total Current Assets	139,128,502	139,129				0	0	0	0	(182,005)	0	(106,477)	0	1,060,082	0
Intercompany	0	0
Investment in Joint Venture	0	0
Investment In Subsidiaries	0	0
Total PP&E	72,867,278	72,867
Accumulated Depreciation	(35,791,051)	(35,791)

Net PP&E	37,076,227	37,076				0	0	0	0	0	0	0	0	0	0
Goodwill	24,834,120	24,834
Non-Compete	55,000	55
Other Assets	154,988	155	210

Total Assets	201,248,837	201,249				0	0	0	0	(182,005)	0	(106,477)	0	1,060,082	0

	E					F
Plug #'s / Update
Non Entry Adjustment						1	2	3	4	5	6	7	8	9	10
JE’s to enter to Penta						23	24	25	26	27	28	29	30	31	32
JOURNAL ENTRY WRITTEN - “X”
	New Ad- justed Bal- ances	Rou- nded 12 Mo's		Re- ported 9 Mo's	Calc 4Q - 3 Mo's	2nd Half In- centive Ad- just ment	Re- class Other G/L to Im- pair ment	Re- class Re- structure	Re- class Br- istol As- set Gain	2nd Half Bad Debt Re- serve	Re- struct to Accr Liab	App- raisal	In- terest (addit $1M)	Un- re- corded Lia- bilities	Th- ack Ray AP Disc
Accounts Payable	38,878,213	38,879	added 1 for rounding so subtotal rounds			0					(1,859,000)			1,060,082	(135,000)
Earnout Payable	0	0
Billings In Excess	12,108,727	12,109
Income Taxes Payable	0	0
Current Debt	42,765,395	42,765
Current Acquisition Payable	1,807,862	1,808
Current Capital Lease Obl	112,854	113
Accrued Insurance	5,038,215	5,038
Environmental Reserve	74,983	75
Other Current Liabilities	13,469,304	13,469	13,544			315,871					1,859,000		36,472

Total Current Liabilities	114,255,553	114,256				315,871	0	0	0	0	0	0	36,472	1,060,082	(135,000)
Acquisition Payable	4,168,833	4,169
Total Long-Term Debt	(1)	0
Long-Term Note Payable	30,000,000	30,000
Long-Term Capital Lease Obl	231,336	231
Deferred Taxes	4,142,030	4,142
Preferred Stock	0	0
Common Stock	192,853	193
Treasury Stock	(5,201,110)	(5,201)
Capital In Excess	56,321,789	56,322
Retained Earnings	(2,841,248)	(2,841)				(315,871)	0	0	0	(182,005)	0	(106,477)	(36,472)	0	135,000
Derivative Activity	(65,564)	(66)
Translation Adjustment	44,366	44	(22)	subt 1 for rounding so subtotal rounds

Total Equity	48,451,086	48,451				(315,871)	0	0	0	(182,005)	0	(106,477)	(36,472)	0	135,000

Total Liabilities & Equity	201,248,837	201,249				0	0	0	0	(182,005)	0	(106,477)	0	1,060,082	0

Difference	0	0				0	0	0	0	0	0	0	0	0	0

	F										G			H
Plug #'s / Update
Non Entry Adjustment	11	12	13	14	15	16				17
JE’s to enter to Penta	33	34	35	36	37	38	40	41	42	39
JOURNAL ENTRY WRITTEN - “X”
	Plains Job	Conoco Job	EY adj- ust ments	Ins- urance Pre- miums	Profit on Un- app- roved C/O's	WC Accrual (EY P&L)	Co- rporate Facility Re- class	Re- class Pre paid- Int- erest	Re- class Mc- Carthey Sundt	TTS & S Final Tax Adj	New Ad- justed Bal- ances	Rounded 12 Mo's		Reported 9 Mo's	Calc 4Q - 3 Mo's
INCOME STATEMENT
Revenues	(26,078)	(142,326)			(34,000)						439,138,451	439,138		309,908	129,230
Cost Of Sales											401,451,405	401,451		286,352	115,099
Construction Overhead											6,667,710	6,668	408,119	0	6,668	121,767

Gross Profit	(26,078)	(142,326)	0	0	(34,000)	0				0	31,019,336	31,019		23,556	7,463
SG&A				83,768		(38,596)					40,307,941	40,308		32,928	7,380
Amortization											27,400	27	40,335	21	6	7,386
Impairment & Abandonment											26,167,513	26,168		25,000	1,168
Restructuring											3,654,000	3,654		150	3,504

Operating Profit/(Loss)	(26,078)	(142,326)	0	(83,768)	(34,000)	38,596				0	(39,137,518)	(39,138)		(34,543)	(4,595)
Interest Income											2,464	2		1	1
Interest (Expense)											(5,722,016)	(5,722)		(3,634)	(2,088)
Gain/(Loss) On Asset Sales											382,351	382		98	284
Other Income/(Expense)											16,584	17	400		17	301
Incentives											0	0		0	0

Income/(Loss) Before Taxes	(26,078)	(142,326)	0	(83,768)	(34,000)	38,596				0	(44,458,135)	(44,458)		(38,078)	(6,380)
Income Taxes/(Benefit)	0	0	0	0	0	0				(287,459)	(5,628,218)	(5,628)		(3,010)	(2,618)
Equity In Earnings Of Subs											0	0		0	0

Net Income/(Loss)	(26,078)	(142,326)	0	(83,768)	(34,000)	38,596				287,459	(38,829,917)	(38,830)		(35,068)	(3,762)

Basic Earnings/(Loss) Per Share	0.00	(0.01)	0.00	0.00	0.00	0.00				0.02	(2.24)	(2.24)		(2.03)	(0.22)
Diluted Earnings/(Loss) Per Share	0.00	(0.01)	0.00	0.00	0.00	0.00				0.02	(2.24)	(2.24)		(2.03)	(0.22)

											On losses - basic are max shares			Share for 10K don't have to tie in total due to chgs in shares & rounding (as noted in 10K)
Weighted Average Common
Basic												17,327,484		17,309,133	17,381,939
Diluted												17,327,484		17,309,133	17,381,939
Depreciation & Amortization											6,726,200	6,726		5,150	1,576
EBITDA											(32,012,383)	(32,012)		(29,274)	(2,738)
												0		(29,274)
														0

	F										G			H
Plug #'s / Update
Non Entry Adjustment	11	12	13	14	15	16				17
JE’s to enter to Penta	33	34	35	36	37	38	40	41	42	39
JOURNAL ENTRY WRITTEN - “X”
	Plains Job	Conoco Job	EY adj- ust ments	Ins- urance Pre- miums	Profit on Un- app- roved C/O's	WC Accrual (EY P&L)	Co- rporate Facility Re- class	Re- class Pre paid- Int- erest	Re- class Mc- Carthey Sundt	TTS & S Final Tax Adj	New Ad- justed Bal- ances	Rounded 12 Mo's		Reported 9 Mo's	Calc 4Q - 3 Mo's
BALANCE SHEET STATEMENT

Cash			(130,674)								1,495,776	1,496
Trade Receivables									(1,218,479)		70,043,575	70,044
Other Receivables			(81,151)								504,247	504
Bad Debt Reserve											(460,558)	(461)	70,088	added 1 for rounding so total rounds
Contract Dispute Receivables											20,975,101	20,975
Costs In Excess									1,218,479		22,732,699	22,733
Inventory											4,739,385	4,739
Income Taxes Receivable	0	0	0	0	0	0				177,477	3,004,136	3,004
Deferred Income Taxes										109,982	4,820,034	4,820
Assets Held For Disposal							(755,842)				1,479,000	1,479
Prepaids			283,825					(1,925,000)			8,245,324	8,245

Total Current Assets	0	0	72,000	0	0	0	(755,842)	(1,925,000)	0	287,459	137,578,719	137,579
Intercompany											0	0
Investment in Joint Venture											0	0
Investment In Subsidiaries											0	0
Total PP&E											72,867,278	72,867
Accumulated Depreciation											(35,791,051)	(35,791)

Net PP&E	0	0	0	0	0	0				0	37,076,227	37,076
Goodwill											24,834,120	24,834
Non-Compete											55,000	55
Other Assets							755,842	1,925,000			2,835,830	2,836	2,891

Total Assets	0	0	72,000	0	0	0	0	0	0	287,459	202,379,896	202,380

	F										G			H
Plug #'s / Update
Non Entry Adjustment	11	12	13	14	15	16				17
JE’s to enter to Penta	33	34	35	36	37	38	40	41	42	39
JOURNAL ENTRY WRITTEN - “X”
	Plains Job	Conoco Job	EY adj- ust ments	Ins- urance Pre- miums	Profit on Un- app- roved C/O's	WC Accrual (EY P&L)	Co- rporate Facility Re- class	Re- class Pre paid- Int- erest	Re- class Mc- Carthey Sundt	TTS & S Final Tax Adj	New Ad- justed Bal- ances	Rounded 12 Mo's		Reported 9 Mo's	Calc 4Q - 3 Mo's
Accounts Payable			153,151			(38,596)					38,058,850	38,059
Earnout Payable											0	0
Billings In Excess	26,078	142,326			34,000						12,311,131	12,311
Income Taxes Payable											0	0
Current Debt											42,765,395	42,765
Current Acquisition Payable											1,807,862	1,808
Current Capital Lease Obl											112,854	113
Accrued Insurance											5,038,215	5,038
Environmental Reserve											74,983	75
Other Current Liabilities			(81,151)	83,768							15,683,264	15,683	15,759	added 1 for rounding so subtotal rounds

Total Current Liabilities	26,078	142,326	72,000	83,768	34,000	(38,596)	0	0	0	0	115,852,554	115,853
Acquisition Payable											4,168,833	4,169
Total Long-Term Debt											(1)	0
Long-Term Note Payable											30,000,000	30,000
Long-Term Capital Lease Obl											231,336	231
Deferred Taxes											4,142,030	4,142
Preferred Stock											0	0
Common Stock											192,853	193
Treasury Stock											(5,201,110)	(5,201)
Capital In Excess											56,321,789	56,322
Retained Earnings	(26,078)	(142,326)	0	(83,768)	(34,000)	38,596				287,459	(3,307,190)	(3,307)
Derivative Activity											(65,564)	(66)
Translation Adjustment											44,366	44	(22)	subtract 1 for rounding so total rounds

Total Equity	(26,078)	(142,326)	0	(83,768)	(34,000)	38,596				287,459	47,985,144	47,985

Total Liabilities & Equity	0	0	72,000	0	0	0	0	0	0	287,459	202,379,896	202,380

Difference	0	0	0	0	0	0	0	0	0	0	0	0

Exhibit B

Adjusting Entry Explanations

Adjusting Entries Recorded Between the Soft Close and the First Interim Close

Entry 1 – Interest Adjust: This entry is a normal adjusting entry recorded each quarter to eliminate intercompany interest income and expense. The entry does not impact Pre-tax net loss. The entry has no impact on prior periods as a similar elimination entry is recorded each quarter.

Entry 2 – Incentive Adjust: This entry is a normal reclassification entry recorded to reclass incentive expense to the appropriate income statement line items, Cost of Sales and SG&A. The reclassification entry does not impact Pre-tax net loss. The entry has no impact on prior periods as a similar reclassification entry is recorded each quarter.

Entry 1 – Job Entry: This entry records the final settlement of a project that was previously reserved. The settlement required an adjustment of the reserve that was previously established and resulted in a $50,228 increase to Pre-tax net loss. As the final settlement occurred subsequent to filing our Form 10-Q for the period ended February 28, 2005, the settlement and the related reserve were appropriately adjusted in the fourth quarter of fiscal 2005.

Entry 2 – Legal Invoice: This entry was recorded to accrue additional legal costs incurred during the fourth quarter of fiscal 2005. The adjustment was identified in our analysis of account balances and operating results. As a result of the entry, Pre-tax net loss was increased by $55,192. The entry related to only the fourth quarter of fiscal 2005 activity and did not relate to prior periods.

Entry 3 – Legal – accr inv: This entry was recorded to accrue additional legal costs related to ongoing litigation. The adjustment was related to services rendered as of February 28, 2005 and should have been recorded in the third fiscal quarter of fiscal 2005. As a result of the entry, Pre-tax net loss was increased by $34,703.

Entry 4A – Contract Disputes: This entry records the final settlement of certain obligations to subcontractor vendors that worked on projects now classified as Contract Disputes. The obligations were previously accrued for amounts in excess of the amounts settled on in the fourth quarter of fiscal 2005. As a result, the reserve for the obligations was adjusted and resulted in a $125,930 reduction of Pre-tax net loss. Entry 4A was subsequently adjusted by Entry 4B to reclassify a portion of the settlement from Accounts Receivable to Accounts Payable.

Entry 5A – Customer Settlement: This entry recorded the settlement of a receivable balance related to the operations of an entity acquired in fiscal 2003. As the benefit of the settlement was owed to the previous owners of the entity acquired, the amount owed to the sellers under the acquisition payable was increased. The entry also resulted in a small adjustment to interest expense, as the amount of accretion on the acquisition payable was adjusted in the entry. The entry resulted in an increase of $7,097 to Pre-tax net loss. As the settlement was reached in June 2005, the entry was not related to any prior periods. The settlement receivable was initially recorded to Prepaid in Entry 5A, but was subsequently reclassified to Accounts Receivable in Entry 5B.

Entry 6 – Dble PMT: This entry was recorded to reclassify an overpayment received from a customer in the fourth quarter of fiscal 2005. The overpayment was reclassified to Accounts Payable, as the overpayment is owed back to the customer. The entry does not impact Pre-tax net loss, since it is only a balance sheet reclassification. The entry has no impact on prior periods as the overpayment occurred in the fourth quarter of fiscal 2005.

Entry 7A – Escalating Fee: This entry recorded the Company’s obligation for a $1,000,000 fee owed to its lenders for amending its senior credit facility in the fourth quarter of fiscal 2005. The fee was due upon the successful refinancing of the senior credit facility, which was expected to occur in late calendar 2006. As the fee is amortized over the remaining life of the credit facility, the entry also records the amortization related to the fourth quarter of fiscal 2005. The entry increased Pre-tax net loss by $122,530. As the obligation was due upon refinancing, the $1,000,000 owed was recorded as Accounts Payable. This accrued amount was subsequently reclassified to Accrued Liabilities in Entry 7B.

Entry 8 – Bad Debt Reserve: This entry recorded additional bad debt expense, based upon our quarterly analysis normally performed during the accounting close process. As the analysis is performed on a quarterly basis, the adjustment did not relate to prior periods. The adjustment increased Pre-tax net loss by $104,581. The bad debt reserve analysis was still in process when this entry was identified and another entry was subsequently recorded in Entry 27.

Entry 9 – Incentive Adjustment: This entry recorded additional incentive expense based upon the operating results as of the soft close. Incentive expense is recorded on a monthly basis and the accrual is recalculated quarterly based on the latest available information. The adjustment, which did not relate to prior periods, increased Pre-tax net loss by $67,129. The incentive analysis was still in process when this entry was identified and another adjustment was subsequently recorded in Entry 23.

Entry 10 – PTO Accrual: This entry recorded an accrual for unused paid time off. The Company implemented a new paid time off policy at the beginning of fiscal 2005, which allows employees to carry over a portion of unused paid time off for use in future periods for certain absences. The accrual is updated on an annual basis as it is not significant and as the amount of carryover isn’t known. The adjustment increased Pre-tax net loss by $86,303.

Entry 11 – Inventory: This entry was recorded to adjust inventory to the physical inventory count and to adjust the inventory value to the lower of cost or market. The Company’s normal process is to perform inventory counts at fiscal year-end and at other times throughout the year, if circumstances warrant a count be performed on an interim basis. The adjustment increased Pre-tax net loss by $155,908 and was not related to prior periods.

Entry 12A – Restructure Reserve: A portion of the restructuring accrual was recorded prior to the soft close and was included in the beginning balances on Exhibit A. In conjunction with our closing process, we continued to assess the required restructuring expense and related accrual. The entry represents an adjustment to the initial accrual and relates only to the fourth quarter of 2005 as the Company’s restructuring efforts commenced in the fourth quarter. The adjustment increased Pre-tax net loss by $1,657,461. The restructuring and abandonment portions of the entry were subsequently reclassified to restructuring expense in Entry 25.

Entry 15A – Winery Job: This entry was recorded to adjust for a project loss identified during the close process. The project commenced in May 2005 and was less than 10% complete as of May 31, 2005. However, the project estimate indicated a loss on the project. In accordance with SOP 81-1, the Company records the total loss anticipated on projects when the loss is known. Although the analysis wasn’t complete, an initial adjustment was recorded to accrue a loss of $300,000 (Entry 15A). After additional analysis was performed, the loss was subsequently increased by another $306,745 (Entry 15B). The combined entries increased Pre-tax net loss by $606,745, which was the total estimated loss on the project. As the project did not commence until May 2005, the entry did not relate to prior periods.

Entry 16 – Debt - Recl LT to Curr: This entry was recorded to reclassify borrowings under our senior credit facility from non-current to current. The classification of debt was appropriately disclosed in the notes to the consolidated financial statements. The adjustment did not impact Pre-tax net loss and did not relate to prior periods.

Entry 17 – Tax AJE: The Company records tax expense on a monthly basis. On a quarterly basis, the Company performs an analysis of tax expense and related tax accounts after the soft close. The analysis is based on the latest available information, including any known adjusting entries. This entry recorded the initial tax adjustments. Additional tax adjustments were recorded prior to the second interim close (Entry 22) and the hard close (Entry 39). The entries did not impact Pre-tax net loss. As the entries are performed each quarter, there was no impact from the entries related to prior periods.

Adjusting Entries Recorded Between the First Interim Close and the Second

Interim Close

Entry 4B – Recl part AJE #4 AJE: See explanation for Entry 4A. This reclassification entry did not impact Pre-tax net loss and did not relate to prior periods.

Entry 5B – Reclass - move from PP to Misc AR: See explanation for Entry 5A. This reclassification entry did not impact Pre-tax net loss and did not relate to prior periods.

Entry 7B – Recl AJE #7 to Other AP: See explanation for Entry 7A. This reclassification entry did not impact Pre-tax net loss and did not relate to prior periods.

Entry 12B – Recl to Net Gain: This entry reclassified impairment charge from Gain/Loss on the Sale of Assets to Impairment. The original entries were recorded to incorrect ledger accounts in the fourth quarter of fiscal 2005. The reclassification entry did not impact Pre-tax net loss and did not relate to prior periods. This reclassification was subsequently adjusted in Entry 26.

Entry 15B – Winery Job: See explanation for Entry 15A.

Entry 18 – Asset Held for Sale: In connection with the Company’s restructuring plans, certain assets were identified for disposal. This entry recorded the impairment of certain of these assets, as well as the reclassification to current and non-current Assets Held for Sale. The impairment resulted in an increase of $361,308 to Pre-tax net loss. As the adjustments were the result of restructuring efforts, which commenced in the fourth quarter of fiscal 2005, the entry did not relate to prior periods.

Entry 19 – 2nd Half Restructure: Restructuring consulting fees of $1,207,498 were initially recorded to SG&A expense during the fourth quarter of 2005. This entry reclassifies this expense to impairment and abandonment (see Entry 25 for the subsequent reclassification to restructuring expense). Additionally, the entry accrues additional amounts due to third-party consultants, which increased Pre-tax net loss by $400,000. As the adjustments were the result of restructuring efforts, which commenced in the fourth quarter of fiscal 2005, the entry did not relate to prior periods.

Entry 20 – Reduce Ins Reserve: This entry reduced a reserve on insurance deposits based upon the quarterly analysis and reconciliation. The entry decreased Pre-tax net loss by $294,163. As the analysis and reconciliation are performed on a quarterly basis, the adjustment did not relate to prior periods.

Entry 21 – CEO Bonus Accrual: This entry recorded a bonus accrual based upon an employment agreement executed in the fourth quarter of fiscal 2005. The adjustment increased Pre-tax net loss by $125,000. As the accrual was based upon an employment agreement executed during the fourth quarter of fiscal 2005, the adjustment did not relate to prior periods.

Entry 22 – Tax AJE - 2 JE’s: See Entry 17 for discussion of tax adjusting entries.

Adjusting Entries Recorded Between the Second Interim Close and the Hard Close

Entry 23 – 2nd Half Incentive Reserve: Incentive expense is recorded on a monthly basis and the accrual is recalculated quarterly based on the latest available information. The incentive accrual was previously adjusted by Entry 9. This entry recorded additional incentive expense based upon the operating results as of the final close as well as additional discretionary incentive approved by the Compensation Committee of the Board of Directors in August 2005 for fiscal 2005 performance. The entry adjusted the incentive accrual to the final approved amount and increased Pre-tax net loss by $315,871. The adjustment did not relate to prior periods as it was the result of the final fourth quarter operating results for fiscal 2005 and the discretionary incentive, which was not known until it was approved in August.

Entry 24 – Reclass Other G/L to Impairment: This entry reclassified impairment charge from Gain/Loss on the Sale of Assets to Impairment. The original entries were recorded to incorrect ledger accounts in the fourth quarter of fiscal 2005. The reclassification entry did not impact Pre-tax net loss and did not relate to prior periods.

Entry 25 – Reclass Restructure: As described in Entries 12A, 19 and 21, amounts that were accrued relating to restructuring were incorrectly recorded to impairment and abandonment expense. The soft close accrual mentioned in Entry 12A was also recorded to impairment and abandonment expense. This entry was recorded to reclassify these costs to restructuring. Since this entry is a reclassification entry only, there is no impact to Pre-tax net loss and it did not relate to prior periods.

Entry 26 – Reclass Asset Gain: See discussion on Entry 12B.

Entry 27 – 2nd Half Bad Debt Reserve: Subsequent to recording Entry 8, additional analysis was performed resulting in an additional bad debt expense of $182,005. The second adjustment resulted from the continued analysis that the Company performs in connection with the quarterly close process. The adjustment increased Pre-tax net loss by $182,005 and did not relate to prior periods.

Entry 28 – Restruct to Accr Liab: This entry was recorded to reclassify the remaining restructuring reserve at May 31, 2005 from Accounts Payable to Accrued Liabilities. The restructuring accrual and certain restructuring activity were initially recorded to an accounts payable account. The reclassification was performed to appropriately classify the accrual in the balance sheet. The reclassification did not impact Pre-tax net loss. As the restructuring efforts commenced in the fourth quarter of fiscal 2005, the entry did not relate to prior periods.

Entry 29 – Appraisal: Ernst & Young made inquiries regarding an amount prepaid to a potential lender. Management analyzed the current facts and recorded this entry to write-off certain non-refundable fees paid to a potential lender. The write-off was recorded as the lender and Management determined, subsequent to the third quarter of fiscal 2005, that the lender would not be a party to refinancing of the Company’s senior credit facility. The adjustment increased Pre-tax net loss by $106,477 and did not relate to prior periods.

Entry 30 – Interest: This entry was recorded as a result of our analysis process of account balances and operating results. During this review, an additional $36,472 of interest expense was identified. The adjustment increased the Pre-tax net loss by $36,472 and did not relate to prior periods. A similar analysis and reconciliation is performed each fiscal quarter.

Entry 31 – Unrecorded Liabilities: This entry is a result of our quarterly process to search for unrecorded liabilities. We identify invoices recorded after the close that relate to the prior period. For the invoices identified, we determine if the invoice was accrued. Invoices that aren’t accrued are recorded in this entry. The invoices identified related to projects that were in process at May 31, 2005. The entry is recorded conservatively at zero gross margin and therefore, did not impact Pre-tax net loss. This is a standard process that is performed on a quarterly basis and does not relate to prior periods.

Entry 32 – Vendor AP Disc: This entry recorded the settlement of amounts owed by the Company to a vendor. The obligation recorded as of May 31, 2005 was approximately $635,000. The Company and vendor subsequently agreed the amount the Company owed was $500,000. As a result of the settlement, the adjustment was recorded to reduce Cost of Sales and Accounts Payable by $135,000. The adjustment decreased Pre-tax net loss by $135,000 and was not related to prior periods.

Entry 33 – Job Entry: Ernst & Young made inquiries regarding a project estimate. Management analyzed the current facts and recorded this entry to correct a forecast error that occurred in the fourth quarter of fiscal 2005. The adjustment increased Pre-tax net loss by $26,078 and did not relate to prior periods.

Entry 34 – Job Entry: Ernst & Young made inquiries regarding a project estimate. Management analyzed the current facts and recorded this entry to correct a forecast error that occurred in the fourth quarter of fiscal 2005. The adjustment increased Pre-tax net loss by $142,326 and did not relate to prior periods.

Entry 35 – EY adjustments: Ernst & Young made inquires regarding the classification of certain balances. Management analyzed the classification and recorded this entry to reclassify certain balances related to outstanding checks and sales tax. The adjustment did not impact Pre-tax net loss and did not relate to prior periods.

Entry 36 – Insurance Premiums: This entry was recorded to accrue for previously unrecorded insurance obligations that were paid subsequent to May 31, 2005. The insurance premiums were related to the fourth quarter of fiscal 2005 and increased the Pre-tax net loss by $83,768.

Entry 37 – Profit on Unapproved C/O’s: This entry was recorded to reverse profit inappropriately recorded on unapproved change orders. The adjustment was identified in our quarterly analysis process of account balances and operating results. As a result of the entry, Pre-tax net loss was increased by $34,000. The entry related to only the fourth quarter of fiscal 2005 activity and did not relate to prior periods.

Entry 38 – WC Accrual: This entry was identified in our quarterly analysis process of account balances and reconciliations, and reduced reserves related to worker compensation reimbursements. As a result of the entry, Pre-tax net loss decreased by $38,596. The entry does not relate to prior periods as the analysis and reconciliation are performed on a quarterly basis.

Entry 40 – Corporate Facility Reclass: This entry was recorded to reclassify the corporate facility from current asset held for sale to non-current asset held for sale. The reclassification was recorded as the contemplated disposition of the facility was to be structured as a sale-leaseback. As the terms of the leaseback could potentially be a capital lease, the Company determined classification as non-current was appropriate until such time as the lease terms were known. The entry does not impact Pre-tax net loss and has no impact on prior periods.

Entry 41 – Reclass Prepaid Interest: This entry was recorded to reclassify a portion of the prepaid interest on convertible notes from current to non-current. The Company prepaid twenty-four months of interest on the convertible notes issued in April 2005. As of May 31, 2005, approximately 23 months of prepaid interest remained unamortized, of which 11 months was reclassified to non-current. The entry does not impact Pre-tax net loss and has no impact on prior periods.

Entry 42 – Reclass Project Billing: This entry was recorded to reverse an amount billed to a customer prior to the appropriate billing date per the terms of the contract. As the invoice was billed prematurely, the billing was reversed to Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts. The entry does not impact Pre-tax net loss and has no impact on prior periods.

Entry 39 – TTS&S Final Tax Adj: See Entry 17 for discussion of tax adjusting entries.

7

Management’s Findings On Internal Controls Over
Financial Reporting
(continued)
Key Control Description Control Deficiency Business Unit
Deficiency
Evaluation
A change order tracking log is maintained at the
locations and is validated against PENTA's revenue
recognition amounts.
Change orders were processed in Penta without
appropriate approvals, support or other
pertinent documentation.  In certain instances,
change orders were approved but never
entered into Penta.
Forecasts are prepared timely and accurately by
project management.
The forecasts and percentage of completion reports are
subject to the 4-Tier review.
Forecasts were not prepared timely or were
prepared with inappropriate or unsupported
assumptions.
Percent complete reports were not reviewed
timely by project and regional management.
Off-site invoicing through customer systems is
reconciled to the job cost data in the Penta system,
and reviewed and approved.
No reconciliation for Sunoco maintenance
projects between offsite invoices and related
support to information recorded in Penta
occurs.
Revenue Process
Material
Weakness
Eddystone
2
Exhibit C

Management’s Findings On Internal Controls Over
Financial Reporting – Other Control Deficiencies
Other control deficiencies were noted during the documentation and testing phases.  Such deficiencies included items such as:
Lack of evidence of reviews and approvals of reconciliations, journal entries, and other control activities.
Lack of approvals on invoices, timesheets and other source
documents.
Inadequate inventory count and accountability controls.

EBU Cited Weaknesses & Differences – A Remediation Plan
Noted weaknesses/ deficiencies are correct and taken seriously by
EBU – no excuses offered, we expect to be held accountable for remediation
Remediation steps not “rocket science”, all noted deficiencies can/ will be fixed
Remediation Program – “CFAP”
Commitment – commitment by local EBU Senior management to correct weaknesses no matter the required measures
Focus - FY05 Restructure in final stages, time to focus on inner business processes
Attention to Detail – a “slimmer” EBU, with less project volume, affords opportunity to peel back business layers several-fold and rebuild processes
Personnel – staff quantity reduced, focus now on quality – “put right people in the right seat on the bus”

Other Remediation Activities
Formation of Committee to review findings and determine
changes in control design and operations.
Members to include Chief Executive Officer, Chief Financial Officer,
Corporate Controller, Business Unit Controllers, Business Unit Managers,
representatives of Internal Audit
Internal audit of Eddystone internal controls in second and third quarter of fiscal 2006.
Enhanced communication to the Business Units regarding the
project, related key controls and appropriate execution of the key controls.
Increased monitoring of critical business process areas in which significant deficiencies were noted in 2005.
Implementation of training for employees responsible for
information critical to financial reporting.

Exhibit D

■ Ernst & Young LLP 1700 One Williams Center Tulsa, OK 74012	■ Phone: (918) 560-3500 www.ey.com

August 12, 2005

The Audit Committee of the Board of Directors

Matrix Service Company

Members of the Audit Committee:

We are pleased to present the preliminary results of our integrated audit of the financial statements and internal control over financial reporting of Matrix Service Company and the status of our final procedures.

The integrated audit is designed to express an opinion on the consolidated financial statements for the year ended May 31, 2005, an opinion on management’s assessment of internal control over financial reporting as of May 31, 2005, and an opinion on the effectiveness of internal control over financial reporting as of May 31, 2005.

This report is intended solely for the information and use of the Audit Committee, Board of Directors and management, and is not intended to be and should not be used by anyone other than these specified parties.

We appreciate this opportunity to meet with you to discuss the contents of this report and answer any questions you may have about these or any other audit-related matters.

Very truly yours,

Cathy R. Gates

A Member Practice of Ernst & Young Global

2005 AUDIT RESULTS

AND COMMUNICATIONS

PROCESS/TRANSACTION LEVEL CONTROLS

At the process/transaction level, we start by understanding and reviewing the documentation and testing completed by management as part of its assessment. Our audit approach begins with the financial statements and the identification of significant accounts. We then identify relevant financial statement assertions (e.g. existence, completeness, valuation, etc.) for each significant account. Next we identify significant processes that affect the significant accounts identified. For each process, we consider the risks of potential material errors or fraud (e.g. “What Could Go Wrong?”) that could occur throughout the process and identify specific controls that the company has in place to prevent or detect the potential errors or fraud. To test the design effectiveness of controls, among other procedures, we perform independent “walk-throughs” of each major class of transactions at the Company. To test operating effectiveness of controls, we perform detailed tests of controls through such procedures as inquiry, observation, inspection, and reperformance. The following summarizes material weaknesses and significant deficiencies that were identified. Other control deficiencies have been communicated to management.

MATERIAL WEAKNESSES

The following summarizes material weaknesses that were identified as of the year-end assessment date.

	Description of Deficiency	Level of Deficiency	Location(s)/ Business Unit(s)	Significant Process(es)
1	Significant deficiencies related to revenue recognition in the Company’s Eastern Business Unit including change orders, forecasting and invoicing reconciliations which in combination aggregate to a material weakness	Design and Operation	Eastern	Revenue

2005 AUDIT RESULTS

AND COMMUNICATIONS

Area	Comments

Significant Deficiencies and Material Weaknesses in Internal Control

We communicate all significant deficiencies and material weaknesses in internal control over financial reporting that may have been identified during the course of our audit, including (1) all significant deficiencies and material weaknesses that exist as of the date of management’s assessment, and (2) any significant deficiencies or material weaknesses we become aware of as of an earlier (i.e., interim) date that management has not also identified as significant deficiencies or material weaknesses and begun corrective action.

The Company determined that it had a material weakness relating to revenue recognition in its Eastern business unit. Please refer to our separate letter containing our required communications with respect to material weaknesses and significant deficiencies.

Other Information in Documents Containing Audited Financial Statements

Our financial statement audit opinion only relates to the financial statements and accompanying notes. However, we also review other information in the Form 10-K, such as Management’s Discussion and Analysis, for consistency with the audited financial statements.

We have reviewed the Company’s Form 10-K for consistency between the audited financial statements and other sections of that document.

Disagreements with Management	None.

Serious Difficulties Encountered in Dealing with Management when Performing the Audit	None.

Major Issues Discussed with Management Prior to Retention	None.

Consultation with Other Accountants	None of which we are aware.

Other Material Written Communications with Management

We determine that the Audit Committee has received copies of all material written communication with management in accordance with Section 204 of the Sarbanes-Oxley Act and SEC Regulation S-X Rule 2-07.

We have previously provided you with a copy of the following communications with management:

•      engagement letter

•      quarterly management representations letters

Our ISB No. 1 (Independence) Letter was provided at the August 2,2005 meeting of the Audit Committee.

The Summary of Unadjusted Audit Differences are included in this report.

We will also provide you with copies of the management representation letter related to the year-end audit, when available.

Audit Committee Pre-Approval of Services

SEC rules require that either (i) the audit committee pre-approve the specific audit or non-audit engagement to be rendered, or (ii) the engagement to render services is entered into pursuant to pre-approval policies and procedures established by the audit committee, provided that:

•      The policies and procedures are detailed as to this particular service.

•      The audit committee is informed of each service that is rendered.

•      Such policies and procedures do not include delegation of the audit committee’s responsibilities to management.

PCAOB Auditing Standard No. 2 requires the auditor to obtain specific pre-approval for each internal control related service.

Refer to “Pre-Approval of Services” section.

Exhibit E

■ Ernst & Young LLP	■ Phone: (918) 560-3600
1700 One Williams Center (74172)	Fax: (918) 560-3691
P.O. Box 1529	www.ey.com
Tulsa, Oklahoma 74101

Audit Committee and Management

Matrix Service Company

In planning and performing our audit of the consolidated financial statements of Matrix Service Company for the year ended May 31, 2005 and of internal control over financial reporting as of May 31, 2005, we noted certain matters involving internal control over financial reporting and its operation that we consider to be material weaknesses and significant deficiencies under standards established by the Public Company Accounting Oversight Board (United States).

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the company’s ability to initiate, authorize, record, process or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Material Weakness

During our audit, we noted the following matters involving internal control over financial reporting and it operation that we consider to be material weaknesses as defined above:

The following deficiencies, which together constitute a material weakness, related to the Company’s revenue recognition processes at the Eastern Business Unit were identified:

•	Change orders were inappropriately or inaccurately included in or, in certain instances, excluded from, reports utilized in the Company’s percentage-of-completion computations.

•	Job forecasts were inadequately prepared and supported or were not reviewed by appropriate members of project management and financial accounting.

•	Preparation of invoices for a material contract lacked appropriate reconciliations to information recorded in the Company’s financial accounting system.

A Member Practice of Ernst & Young Global

The material weakness described above affects the Company’s revenue, accounts receivable, cost and estimated earnings in excess of billings on uncompleted contracts and billings on uncompleted contracts in excess of costs and estimated earnings financial statement accounts.

Significant Deficiencies

During our audit, we also noted the following matters involving internal control over financial reporting and its operation that we consider to be significant deficiencies as defined above. None of the significant deficiencies identified is believed to be a material weakness, on an individual basis or in the aggregate:

Segregation of Duties

Proper control design includes the appropriate segregation of conflicting duties. The following areas were noted to lack proper segregation of duties:

Accounts Payable (Eastern)

More than one of the following duties was performed by the same individual or group of individuals in the same chain of command:

•	Set-up new vendors or change of existing information in the vendor master file (VMF)

•	Review and approval of changes in the VMF (e.g., addresses)

•	Approval of invoices for set-up for payment in accounting system (30% of the sampled invoices lacked evidence of approval)

•	Cash payment functions (i.e., check preparation, mailing, use of check signature, etc.)

We recommend that the Company consider and implement changes to incompatible/conflicting duties to properly segregate its accounts payable controls at its Eastern Business Unit.

Payroll (All Business Units)

More than one of the following duties was performed by the same individual or group of individuals in the same chain of command:

•	Set-up of new employees or change of existing information in the employee master file (EMF)

•	Review and approval of changes in the EMF (e.g., pay rates)

•	Approval of timesheets

•	Cash payment functions (i.e., check preparation, mailing, use of check signature, etc.)

•	Payroll distribution

We recommend that the Company consider and implement changes to incompatible/conflicting duties to properly segregate its payroll controls.

Review of Payroll Gross Pay Report (Eastern)

Documentation of review of the Payroll Gross Pay Report, which includes reviewing the related time cards and/or control totals of batches of time cards, was not retained by the Company. The lack of such documentation resulted in the inability of the Company to demonstrate that an effective review of the Payroll Gross Pay Report at the Eastern Business Unit was performed. The review of the payroll gross pay report is important as this report is the Company’s control to ensure that its employees are not being overpaid for hours not actually incurred. The payroll information reviewed in this report is an important component of job costs, selling, general, and administrative expenses, and accrued liabilities.

We recommend that the Company implement monitoring controls to determine that its Eastern Business Unit reviews (and documents its reviews) of the Payroll Gross Pay Report.

Completeness of Accounts Payable (Corporate)

At year-end, the Company performed a review of unrecorded invoices based on the invoice date. Such review was effective in recording invoices that were received by the Company that had dates of May 31, 2005 or prior. However, invoices were received after year-end with invoice dates after May 31, 2005 that related to goods or services received prior to May 31, 2005. Therefore, the Company’s design of its controls to ensure its accounts payable was complete as of May 31, 2005 was ineffective.

We recommend that the Company redesign this control to be performed quarterly and to accrue for goods or services received at each quarterly balance sheet date regardless of invoice date or whether the invoice has been received or not.

Adequacy of Accounting Personnel (Corporate)

At year-end, the Company’s accounting personnel were focused on numerous issues, including Sarbanes-Oxley Section 404 compliance and related remediation of controls, the Company’s liquidity concerns, restructuring and layoffs, fiscal year 2006 budgeting, asset sales, and several complex accounting and reporting issues. As a result, accounting resources were stretched which can impact the timeliness and quality of the staff’s work.

We recommend that the Company consider its future level of activities or issues such as those experienced in the 2005 fiscal year and whether adding additional resources in the corporate accounting and financial reporting function is required.

Control Deficiencies

We identified certain control deficiencies as communicated to the Audit Committee on August 12, 2005. These matters have been communicated with management in detail and none of these matters have been determined to be a significant deficiency, on an individual basis or in the aggregate at the Matrix consolidated level and, accordingly, these matters are not further discussed herein.

* * * * * * * * * *

This report is intended solely for the information and use of the audit committee, board of directors, management, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

August 12, 2005